ATB Capital Markets USA Inc.
 (A wholly-owned subsidiary of ATB Securities Inc.)

Financial Statements
(Expressed in U.S. dollars)

As of March 31, 2024

(With Report of Independent Registered Public Accounting Firm)

ATB Capital Markets USA Inc.

Financial Statements
As of March 31, 2024

Table of Contents





Pannell Kerr Forster of Texas, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of ATB Capital Markets USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATB Capital Markets USA Inc. (the "Company"), a wholly owned subsidiary of ATB Securities Inc., as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ATB Capital Markets USA Inc. as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ATB Capital Markets USA Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to ATB Capital Markets USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as ATB Capital Markets USA Inc's. auditor since 2019.

Houston, Texas

May 30, 2024

ATB Capital Markets USA Inc.

Statement of Financial Condition
(All figures presented in US dollars)

As of March 31, 2024

Assets

Cash	$ 4,455,776
Due from carrying broker (Note 3)	102,507
Accounts receivable	304,392
Receivable from ATB (Note 7)	59,189
Deposit with carrying broker (Note 4)	250,000
Goods & services taxes receivable	14,014
Prepaid expenses	68,624
Total assets	$ 5,254,502

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 2,330,584
Due to ATB Securities Inc. (Note 7)	60,412
Due to carrying broker (Note 5)	14,000
Total liabilities	2,404,996
Shareholder's equity:	
Share capital (Note 8)	4,811,606
Retained deficit	(1,962,100)
Total shareholder's equity	2,849,506
Total liabilities and shareholder's equity	$ 5,254,502

See accompanying notes to the financial statements.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

As of March 31, 2024

1. BACKGROUND

ATB Capital Markets USA Inc. (the "Company") formerly known as AltaCorp Capital (USA) Inc. was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of ATB Securities Inc. formerly known as ATB Capital Markets Inc. (the "Parent") on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker on June 5, 2012. On October 11, 2022 the Company signed an agreement with Axos Clearing LLC ("Axos Clearing") replacing Apex Clearing Corp ("Apex Clearing"). Axos Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Axos Clearing expires October 10, 2025.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("US") and are stated in US dollars. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period involves the use of estimates, which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Cash

Cash consists of US and Canadian currency and is held on deposit at a Canadian financial institution.

Deposits with carrying broker

Cash is kept on deposit with Axos Clearing, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

As of March 31, 2024

Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, no allowance for doubtful accounts was deemed necessary at March 31, 2024. The accounts receivable opening balance as of March 31, 2023 was $30,500 and as of March 31, 2024 was $304,392. Of the accounts receivable outstanding as of March 31, 2024, 94% was due from one customer.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Agency commissions revenue

Agency Commissions revenue consists of revenue generated through traditional commission-based brokerage services. Commissions and related clearing charges are recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting revenue

Underwriting revenue consists of fees earned when the Company acts as agent or underwriter in the distribution of the securities of issuers. Underwriting revenues are recorded at the time the transaction is complete and the related income is reasonably determinable and the amount is collectible. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue earned by the Parent and received by the Company is paid through intercompany transfers settled on a periodic basis.

Foreign currency transactions

The US dollar is the functional currency for the Company's operations. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as of the end of the reporting period and the related gains and losses are included in the results of operations for the period.

Comprehensive income

There are no items which would cause comprehensive income to differ from net income.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

As of March 31, 2024

Segment reporting

The use of segment reporting is not used by the Company as there are no significant segment expenses identified. Decision makers within the Company do not rely on segment level information in the management of day-to-day activities.

3. DUE FROM CARRYING BROKER

The $102,507 receivable from the Company's carrying broker represents amounts due from Axos Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Axos Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Axos Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $14,000 payable to the Company's carrying broker represents amounts due to Axos Clearing for clearing trades.

6. RISK MANAGEMENT

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

7. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

As of March 31, 2024

During the period, the Company incurred management fees of $230,316. At March 31, 2024, the net payable to the Parent for these fees is $60,412.

As of March 31, 2020, and in connection with the Parent becoming a Crown corporation, the Company is now exempt from income tax and will be subject to payment in lieu of tax ("PILOT"). Pursuant to the ATB Act, the Government of Alberta may assess a charge to the Parent as prescribed by the ATB Regulation. The ATB Regulation defines this charge to be an amount equal to 23% of the Parent's consolidated net income as reported in its audited annual financial statements. The Company will owe or collect from the Parent, it's allocated portion of the total amount incurred related to PILOT in the following year. For the year ended March 31, 2024, the Company accrued a receivable from the Parent of $59,189 related to PILOT.

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
4,815,000 common shares	$4,811,606

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At March 31, 2024, the Company had net capital equal to $2,397,380 which exceeded its requirement by $2,147,380 (Schedule I).

10. SUBSEQUENT EVENTS

The Company has evaluated the effects of events that have occurred subsequent to the year ended March 31, 2024 and through to May 30, 2024, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.